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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-37861

MabVax Therapeutics Holdings, Inc.
(Exact name of registrant as speciﬁed in its charter)

11535 Sorrento Valley Road, Suite 400, San Diego, CA 92121
Telephone: (858) 259-9405
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule12g-4(a)(1)	☒
Rule12g-4(a)(2)	☐
Rule12h-3(b)(1)(i)	☐
Rule12h-3(b)(1)(ii)	☐
Rule15d-6	☐
Rule15d-22(b)	☐

Approximate number of holders of record as of the certiﬁcation or notice date: 99

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2019	By: /s/ J. David Hansen